UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of May, 2005

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date May 23, 2005

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

23 May 2005

Coles Myer Share Buy-Back

  Off-market buy-back price $8.30

  9.2% discount to Friday's closing price of $9.14

  70.4 million shares bought back for a total of $585 million

  Fully franked dividend for tax purposes of $5.30

  Deemed sale consideration for capital gains tax purposes of $3.84

  On-market buy-back of up to 15 million shares

Coles Myer Ltd today announced results of the company's off-market share buy-back and its intention to buy back up to 15 million shares on market.

Under the off-market buy-back a total of 70.4 million shares were bought back for $585 million - approximately 5.7% of Coles Myer's shares on issue. Shareholders will be paid $8.30 for each share bought back.

Coles Myer CEO, John Fletcher, described the buy-back as a strong outcome, delivering benefits to all shareholders and the company. "The buy-back delivers on Coles Myer's commitment to returning surplus capital to shareholders and forms part of an on going capital management program.

"The buy-back price was set at a level that allows Coles Myer to optimise the effect of the buy-back for the benefit of Coles Myer and its shareholders.

"The component of the buy-back price which is treated as a fully franked dividend will deliver significant value to shareholders whose shares are bought back. For those who retain their holding, Coles Myer's purchase of shares at a discount to market price is expected to improve earnings per share and return on equity over time," he said

The amount of $8.30 paid for each share bought back includes a component that is treated as a fully franked dividend of $5.30. For capital gains tax purposes, Australian residents and complying superannuation funds whose shares are bought back will be deemed to have disposed of each share for $3.84.

The buy-back price represents a 9.2% discount to the closing price of $9.14 on Friday 20 May 2005 and a 7.0% discount to the 5 day volume weighted average price of $8.92.

All shares tendered in the buy-back as a final price tender, at or below $8.30 were bought back.

Shares tendered into the buy-back at a price above $8.30 were not bought back. These shares are now available for shareholders to deal with at their discretion.

Payment for shares purchased in the buy-back will be made on 27 May 2005 to shareholders' nominated bank accounts or otherwise sent by mail.

Shareholders may view updated details of their holding online at www.colesmyer.com/buyback. Shareholders may address any queries in relation to their tender by contacting the Coles Myer shareholder information line on 1300 130 278 or +61 3 9615 9134 if calling from outside Australia.

Coles Myer also said it intended to buy back up to a further 15 million shares on-market. The on-market buy-back will commence after 6 June 2005 and is consistent with Coles Myer's intention to buy back around $700 million of shares from shareholders.

Further enquiries:

Media Scott Whiffin 03 9829 5548

Analysts John Di Tirro 03 9829 4521